October 10, 2014

VIA EDGAR

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-0505

Re:	Excelsior Multi-Strategy Hedge Fund of Funds, LLC (File No. 811-10083)

Excelsior Multi-Strategy Hedge Fund of Funds, LLC (the "Fund"), in accordance with Rule 17g-1 under the Investment Company Act of 1940, as amended (the "1940 Act"), hereby provides the following in connection with the Fund's fidelity bond for the period ending August 28, 2015:

1.                  A copy of the bond coverage for the Fund and other joint insureds (the "Bond") (attached as Exhibit A).

2.                  A copy of the resolutions which were adopted by the Board of Managers of the Fund, and a majority of the members thereof who are not "interested persons" (as defined by the 1940 Act) of the Fund (attached as Exhibit B).

3.                  A copy of an Amended and Restated Joint Insured Agreement, by and among the Fund and other joint insureds, meeting the requirements of Rule 17g-1 paragraph (f) (attached as Exhibit C).

4.                  If the Fund did not participate in the Bond, the Fund would have maintained a single-insured bond in the amount of $750,000, as required under Rule 17g-1 paragraph (d).

Securities and Exchange Commission

October 10, 2014

5.                  The premium for the Bond has been paid through August 28, 2015.

If you have any questions, please do not hesitate to contact me at (203) 352-4400.

Sincerely,

/s/ Steven L. Suss

Steven L. Suss

cc: Marina Belaya